# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smith Douglas Homes Corp, CIK 0001982518
CUSIP: 83207R107
Title of class of securities: COM SHS CL A
Address of issuer's principal executive offices: 110 VILLAGE TRAIL, SUITE 215, WOODSTOCK, Georgia (GA), 30188
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814133

## Reporting persons
- Wasatch Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 562,121; shared voting power 0; sole dispositive power 586,755; shared dispositive power 0; aggregate amount beneficially owned 586,755 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Smith Douglas Homes Corp
Address of issuer's principal executive offices: Issuer HQ Address not specified, Issuer HQ City not specified, Issuer HQ Province not specified, , Issuer HQ Country not specified

## Item 2. Person Filing
Name of person filing: Wasatch Advisors LP
Address of principal business office or, if none, residence: 110 VILLAGE TRAIL, SUITE 215, WOODSTOCK, GA, 30188
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 586,755
Percent of class: 6.5
Sole power to vote or to direct the vote: 562,121
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 586,755
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wasatch Advisors LP: Mike Yeates, CEO (04/06/2026)